Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is an article published by Stocktwits on November 14, 2025, discussing an interview with Matt Kinsella, in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

EXCLUSIVE: Quantum Stocks Are Still Hot — And Infleqtion’s CEO Sees Industry Consolidation, $160B Opportunity As It Heads For SPAC Listing

Matt Kinsella says quantum technology will be a major technological shift for humanity over the next decade.

•	Matt Kinsella said that computing is not the only product coming from quantum technologies.

•	There’s a wide range of other products, including quantum sensors, quantum clocks, RF antennas, gravimeters, and different types of inertial sensing equipment.

•	Citing McKinsey’s research, the executive said Infleqtion’s total addressable market (TAM) is about $160 billion.

Quantum computing company Infleqtion is set to go public via a Special Purpose Acquisition Company (SPAC) deal with Churchill Capital Corp. (CCCX), a blank-check company founded by ex-Citi executive Michael Klein. The ongoing government shutdown may have pushed back the going-public timeline slightly. Still, it hasn’t dampened Infleqtion CEO Matt Kinsella’s optimism about what the future holds out for the company.

Since the SPAC deal was announced, Churchill Capital stock has gained about 60%.

Stockwits sat down with Kinsella, a former venture capitalist and a breakthrough technology evangelist, for a freewheeling chat about Inflqeqtion and its way forward:

Here are excerpts from the interview:

Quantum Tech Is Much More Than Computing

Kinsella attributed the skepticism toward the quantum computing industry to the pushed-out timelines. “For the last 20 years, it’s always kind of been, oh, in five years we’ll have quantum computing. It’s always been this kind of rolling five years, and when you get there, it’s five years from now we’ll have it, and then five years from now you’ll have it,” he said.

The skepticism, according to the executive, stems from a bucket of misconceptions — that computing is the only product emerging from quantum technologies. “There’s a whole umbrella of other types of products, such as quantum sensors, where quantum is already developing products that are truly orders of magnitude better than classical standards.” He also mentioned products such as quantum clocks, RF antennas, gravimeters, and other types of inertial sensing equipment.

Quantum Space In An Excited State

Quantum computing stocks began the year on a slow note as they digested the torrid gains made in 2024, most of which occurred late in the year. These stocks also moved in tandem with the broader market when it declined sharply in early April, following President Donald Trump’s announcement of punitive tariffs.

Rumors that the Trump administration was eyeing stakes in quantum companies provided a solid boost to these stocks in October. D-Wave Quantum is among the best-performing publicly listed quantum companies this year, with gains exceeding 175%.

Citron Research touted in early October that Infleqtion is a far better quantum play than Rigetti.

Big Tech companies have also made significant inroads in quantum computing, with Alphabet announcing its Willow quantum chip late last year. Last month, it unveiled a breakthrough quantum algorithm, dubbed “Quantum Echoes,” which CEO Sundar Pichai claims is 13,000 times faster than the best classical algorithm on one of the world’s fastest supercomputers. That earned adulation even from Tesla CEO Elon Musk, who replied, “Looks like quantum computing is becoming relevant.”

On Wednesday, IBM unveiled IBM Quantum Nighthawk, its most advanced quantum processor yet. As the industry makes slow and steady progress toward large-scale commercial adoption, Infleqtion finds itself in the sweet spot, positioning itself as a provider of a broad array of quantum products.

The Qubit Conundrum

Kinsella said another misconception is a lack of understanding of the concept of logical qubits. A qubit is the basic unit of information in quantum computing, analogous to a bit in classical computing.

He said Infleqtion holds the record for commercial qubits at 1600. “These are physical qubits, but what really matters in quantum computing are logical qubits. And logical qubits are error-corrected physical qubits.”

“And it’s generally thought that at 100 logical qubits, we will start to be able to do things with quantum computers that classical computers can’t do.”

Kinsella conceded that in terms of quantum computing, “we are not yet there.” While companies have different roadmaps for their logical qubits, Infleqtion plans to have 100 logical qubits by 2028. “So I think that’s a reasonable line in the sand to say we’ll start to do things that are commercially useful with quantum computers.”

Trump’s Quantum Thrust

To a question about the Trump administration’s rumored interest in taking stakes in quantum computing companies, just as it invested in rare earth companies, Kinsella said such a move is possible. “I think it’s the mentality of this administration to have taxpayers benefit from work that the government does with various deep tech companies.”

Kinsella said the U.S. government is Infleqtion’s biggest customer and the company is constantly in talks with the government. “The topic of equity is brought up from time to time, and so I think, you know, we will continue to do a lot of business with the U.S. government, and those conversations will play out as they play out.”

China Competition

It’s a race with China, just like it is in other areas. Kinsella said China is investing significantly more dollars in quantum than the U.S. has historically, but the U.S., along with its allies, invests more than China does. “But importantly, I think the U.S. is doing what it does often, and that’s relying on its private capital markets to fund the innovation.”

Biggest Customer

Kinsella said government accounts for more than 50% of Infleqtion’s revenue, with the Department of Defense (DoD) and government-run energy grids included in this category. The company also sells its clocks to non-governmental customers and academic institutions.

Citing McKinsey’s research, the executive stated that Infleqtion’s total addressable market (TAM) is approximately $160 billion, comprising $30 billion in quantum sensing revenue and $130 billion in quantum computing revenue.

Consolidation In the Offing?

While hinting that quantum computing is not a zero-sum game, Kinsella sees some degree of consolidation. “I think you’ll probably end up with a handful of very large, very important quantum companies over the course of the next five to 10 years.”

“One of the reasons why Infleqtion is going public is because I think we will be one of those consolidators, and we’ll be one of those important companies. I think we have a head start now and an advantage, and we want to compound that advantage going forward.”

Government Shutdown Throws A Wrench

Kinsella said Infleqtion was shooting for the end-of-the-year listing timeframe. “I hadn’t really factored in the government shutdown into my calculations, and so I think it’ll probably be in Q1, assuming the government gets reopened. Is it January or March? I don’t know at this point.” The executive noted that the company has filed the S4 report confidentially with the SEC.

Message For Retail Investors

“I personally believe quantum is going to be a very important technological shift for humanity over the course of the next decade. And I think it’s great that the retail investing community is going to have more options to be able to participate in that over time,” Kinsella said, urging retail investors to do their due diligence. “But I think it’s great that there will be the opportunity to invest in, you know, now another quantum company like Infleqtion.”

“If you want to have exposure to the broad spectrum of opportunities that quantum can provide across both sensing and computing, Infleqtion is a very good way to represent that broader quantum bet.”

Infleqtion will be the only publicly traded neutral-atom quantum, he said. That means it’s a company that develops quantum computers using neutral atoms, which lack an electrical charge. These companies use lasers to trap and manipulate these neutral atoms, arranging them into precise configurations to act as qubits for complex calculations.

Kinsella thinks “neutral atoms are going to be the ones that win in quantum computing and therefore, we would be the way to express that.”

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the Company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the Company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the Company’s ability to attract, retain and expand its customer base; the Company’s deployment of proceeds from capital raising transactions; the Company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the Company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the Company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the Company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the Company and Churchill Capital Corp X (“Churchill”).

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the Company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the Company’s historical net losses and limited operating history; the Company’s expectations regarding future financial performance, capital requirements and unit economics; the Company’s use and reporting of business and operational metrics; the Company’s competitive landscape; the Company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the Company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the Company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the Company’s reliance on strategic partners and other third parties; the Company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the Company or Churchill; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the Company, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the Company’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While the Company and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.